

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 14, 2011

Via Facsimile
Mr. Kevin S. Royal
Senior Vice President and Chief Financial Officer
Maxwell Technologies, Inc.
5271 Viewridge Court, Suite 100
San Diego, California 92123

     RE: **Maxwell Technologies, Inc.**
               Form 10-K for the fiscal year ended December 31, 2010
               Filed March 10, 2011
               File No. 1-15477

Dear Mr. Royal:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Martin James
                                     Martin James
                                     Senior Assistant Chief Accountant